Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada reports July traffic - System passenger load factor at 83.6 per cent, matching July 2005 record

    MONTREAL, Aug. 3 /CNW Telbec/ - Air Canada reported a system load factor of 83.6 per cent in July 2006. The mainline carrier flew 0.8 per cent more revenue passenger miles (RPMs) in July 2006 than in July 2005, according to preliminary traffic figures. Overall, capacity increased by 0.8 per cent, resulting in a load factor of 83.6 per cent, the same as in July 2005.
    Jazz, ACE's regional subsidiary, flew 49.2 per cent more revenue passenger miles in July 2006 than in July 2005, according to preliminary traffic figures. Capacity increased by 51.1 per cent, resulting in a load factor of 72.8 per cent, compared to 73.7 per cent in July 2005; a decrease of
0.9 percentage points.
    System traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 3.3 per cent on a capacity increase of 3.7 per cent, resulting in a load factor of 82.7 per cent. North American traffic, on a combined basis, rose 6.5 per cent.
    "In July, Air Canada mainline had an 83.6 per cent load factor, tying the record of July 2005. All market segments performed well, led by the Pacific with our expanding China service," said Montie Brewer, President and Chief
Executive Officer. "The fact we are still operating at record levels demonstrates that we are managing capacity in line with demand, something we will continue to do as we move through the second half of 2006. At the same time, we will stay focused on performing well operationally and delivering superior customer service. I thank our employees for their ongoing hard work in delivering record load factors".

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<
    -------------------------------------------------------------------------
                                 AIR CANADA MAINLINE
                                   (Includes Jetz)
    -------------------------------------------------------------------------
                               JULY                      YEAR-TO-DATE
              ---------------------------------------------------------------
                        2006    2005      Change     2006     2005    Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
      millions)        4,587   4,550        +0.8%  26,281   25,696      +2.3%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
      millions)        5,486   5,444        +0.8%  32,185   32,014      +0.5%
    -------------------------------------------------------------------------
    Load Factor         83.6%   83.6%     0.0 pts    81.7%    80.3%  +1.4 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     1,304   1,372        -5.0%   7,179    7,538      -4.8%
              ---------------------------------------------------------------
    Canada    ASMs     1,600   1,646        -2.8%   9,027    9,383      -3.8%
              ---------------------------------------------------------------

                       Load
               Factor   81.5%   83.4%    -1.9 pts    79.5%    80.3%  -0.8 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       667     576       +15.8%   4,477    4,055     +10.4%
    U.S.      ---------------------------------------------------------------
    Trans-    ASMs       825     709       +16.4%   5,601    5,357      +4.6%
    border    ---------------------------------------------------------------
              Load
               Factor   80.8%   81.2%    -0.4 pts    79.9%    75.7%  +4.2 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     1,355   1,449        -6.5%   6,970    6,586      +5.8%
              ---------------------------------------------------------------
    Atlantic  ASMs     1,590   1,684        -5.6%   8,197    7,837      +4.6%
              ---------------------------------------------------------------
              Load
               Factor   85.2%   86.0%    -0.8 pts    85.0%    84.0%  +1.0 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       914     829       +10.3%   4,917    4,842      +1.5%
              ---------------------------------------------------------------
    Pacific   ASMs     1,068   1,024        +4.3%   5,887    5,978      -1.5%
              ---------------------------------------------------------------
              Load
               Factor   85.6%   81.0%    +4.6 pts    83.5%    81.0%  +2.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       347     324        +7.1%   2,738    2,675      +2.4%
    Latin     ---------------------------------------------------------------
    America   ASMs       403     381        +5.8%   3,473    3,459      +0.4%
    & Other   ---------------------------------------------------------------
              Load
               Factor   86.1%   85.0%    +1.1 pts    78.8%    77.3%  +1.5 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                         ACE AVIATION HOLDINGS INC. REGIONAL
                                       (Jazz)
    -------------------------------------------------------------------------
                                JULY                     YEAR-TO-DATE
              ---------------------------------------------------------------
                        2006    2005      Change     2006     2005    Change
    -------------------------------------------------------------------------
    Traffic
    (RPMs
     millions)           364     244       +49.2%   2,117    1,249     +69.5%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)           500     331       +51.1%   2,946    1,738     +69.5%
    -------------------------------------------------------------------------
    Load Factor         72.8%   73.7%    -0.9 pts    71.9%    71.9%   0.0 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       269     177       +52.0%   1,574      950     +65.7%
              ---------------------------------------------------------------
    Canada    ASMs       360     231       +55.8%   2,143    1,282     +67.2%
              ---------------------------------------------------------------
              Load
               Factor   74.7%   76.6%    -1.9 pts    73.4%    74.1%  -0.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

              RPMs        95      67       +41.8%     543      299     +81.6%
    U.S.      ---------------------------------------------------------------
    Trans-    ASMs       140     100       +40.0%     803      456     +76.1%
    border    ---------------------------------------------------------------
              Load
               Factor   67.9%   67.0%    +0.9 pts    67.6%    65.6%  +2.0 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                    CONSOLIDATED
                           (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                                JULY                     YEAR-TO-DATE
              ---------------------------------------------------------------
                        2006    2005      Change     2006     2005    Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)         4,951   4,794        +3.3%  28,398   26,945      +5.4%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)         5,986   5,775        +3.7%  35,131   33,752      +4.1%
    -------------------------------------------------------------------------
    Load Factor         82.7%   83.0%    -0.3 pts    80.8%    79.8%  +1.0 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     1,573   1,549        +1.5%   8,753    8,488      +3.1%
              --------------------------------------------------------------
    Canada    ASMs     1,960   1,877        +4.4%  11,170   10,665      +4.7%
              ---------------------------------------------------------------
              Load
               Factor   80.3%   82.5%    -2.2 pts    78.4%    79.6%   -1.2pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       762     643       +18.5%   5,020    4,354     +15.3%
    U.S.      ---------------------------------------------------------------
    Trans-    ASMs       965     809       +19.3%   6,404    5,813     +10.2%
    border    ---------------------------------------------------------------
              Load
               Factor   79.0%   79.5%    -0.5 pts    78.4%    74.9%  +3.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     2,616   2,602        +0.5%  14,625   14,103      +3.7%
    Interna-  ---------------------------------------------------------------
    tional    ASMs     3,061   3,089        -0.9%  17,557   17,274      +1.6%
              ---------------------------------------------------------------
              Load
               Factor   85.5%   84.2%    +1.3 pts    83.3%    81.6%  +1.7 pts
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788,
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B. JAZ.UN.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; AIR CANADA JAZZ; ACE
     AVIATION HOLDINGS INC

CNW 16:46e 03-AUG-06